OPERATING AGREEMENT OF

MJE HANDY DANDY PRODUCTIONS, LLC

This Operating Agreement (this "Agreement") of **MJE Handy Dandy Productions, LLC,** an Ohio limited liability company (the "Company"), is entered into effective as of April 30, 2018 (the "Organization Date") by and among the Company, Milwaukee Junction Entertainment, LLC, an Ohio limited liability company (the "Manager"), Don Borza as the initial Member, and those Persons (as hereinafter defined) listed on Exhibit A attached hereto, together with any other Persons who after the date hereof become a Member and a party to this Agreement (hereinafter collectively referred to as "Members").

ORGANIZATION

1.1 Organization. The Manager (as defined below) authorized and directed Shumaker, Loop & Kendrick, LLP, to file Articles of Organization with the Ohio Secretary of State on the Organization Date, creating the Company organized and to be operated in compliance with the provisions of the Act (as defined below). The rights and liabilities of the Members are as provided in the Act except as otherwise provided in this Agreement.

1.2 Name. The name of the Company is **"MJE Handy Dandy Productions, LLC".**

1.3 Principal Office. The location of the principal office and place of business of the Company is 18040 Summer Lane South, Fraser, Michigan 48206 or such other location as the Manager may from time to time determine. At this principal office, the Company shall maintain its records as required by the Act. The Statutory Agent of the Company in the state of Ohio is Nicholas T. Stack, Shumaker, Loop & Kendrick, LLP, 1000 Jackson Street, Toledo, Ohio 43604.

1.4 Term. The Company commenced on the Organization Date and will continue until it is dissolved, terminated, and wound up in accordance with the provisions of this Agreement.

1.5 Purpose. The purpose of the Company is to engage in any activities for which a limited liability company may be formed under the Act.

ARTICLE II

DEFINITIONS

The terms defined in this Article, whenever used in this Agreement and capitalized, have the following meanings:

2.1 "Act" means the Ohio Limited Liability Company Act, as codified in Chapter 1705 of the Ohio Revised Code, as now enacted or hereafter amended.

2.2 **"Manager"** means Milwaukee Junction Entertainment, LLC, an Ohio limited liability company, or such Person as may be designated or become the Manager pursuant to the terms of this Agreement.

2.3 **"Members"** means each individual identified on the members schedule attached hereto as Exhibit A (the "Members Schedule") and any other Person (as that term is defined in the Act) who may subsequently be designated as a Member of the Company pursuant to the terms of this Agreement and the Act.

2.4 **"Membership Interest"** means the Members' interests, in the form of Units, in the profits, losses and capital in the Company and all other rights and obligations of the Members under this Agreement or the Act.

2.5 **"Person"** means any individual, trust, partnership, limited partnership, limited liability company, corporation or any other form of entity.

2.6 **"Transfer"** means to, directly or indirectly, sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other agreement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Membership Interests owned by a Person or any interest in any Membership Interests owned by a Person.

2.7 **"Units"** means both Class A Units and the Class B Unit, representing a Member's Membership Interest in the Company issued pursuant to this Agreement, and any security which may be issued in exchange for, as a distribution on, or in replacement or upon conversion of, or otherwise issued in respect of such Units.

ARTICLE III

CAPITAL CONTRIBUTIONS; DISTRIBUTIONS

3.1 **Initial Contribution.** Each Member has made an initial capital contribution and is deemed to own Membership Interest is the amount of Units set forth opposite such Member's name on the Members Schedule. The Manager shall update the Members Schedule upon the issuance or transfer of any Units to any new or existing Member in accordance with this Agreement. No Member is required to make any additional contribution to the capital of the Company.

3.2 **Additional Capital Contributions.** The Members may be required to make additional capital contributions to the Company for additional funding for operating or capital expenses upon obtaining Member Approval. Each Member shall then contribute the additional capital required in proportion to his or its Units in the Company.

3.3 **Authorized to Issue Units.** The total Units that the Company is initially authorized to issue shall consist of 251 Units, comprised of 250 Class A Units at a price equal to $1,000 per Unit and One Class B Unit at a price of $100.

3.4   Limited Liability. The Members shall have no personal liability for liabilities or obligations of the Company except to the extent of their capital contributions.

3.5   Loans. In the event the capital needs of the Company exceed the capital contributions provided by Section 3.1, the Members may, but shall not be required to, lend additional monies to the Company in amounts, and on terms and conditions, to be agreed upon by the Company and the Members. The Company may also borrow money for its capital needs from any third parties in amounts, and on terms and conditions, determined by the Manager.

3.6   Distributions. Distributions of available cash shall be made to the Members when and in such amounts as determined by the Manager.

ARTICLE IV

MANAGEMENT

4.1   Management of the Company. The business and affairs of the Company shall be managed, operated, and controlled by or under the direction of the Manager. Except as otherwise provided in the Act or this Agreement, the Manager shall have full and complete discretion to (a) manage and control the business, property, activities, and affairs of the Company, (b) make all decisions affecting the business, property, activities, and affairs of the Company, and (c) take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No Member of the Company shall have any authority or right to act on behalf of or bind the Company unless specifically authorized by the Manager pursuant to a resolution expressly authorizing such action.

4.2   Officers. The Manager may appoint individuals as officers of the Company as the Manager deems necessary or desirable to carry on the business of the Company, and the Manager may delegate to such officers such power and authority as the Manager deems advisable. Each officer shall hold office until his or her successor is designate by the Manager or until his or her earlier death, resignation, or removal. Any officer may resign at any time upon written notice to the Manager. Any officer may be removed by the Manager with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal, or otherwise, may, but need not, be filled by the Manager.

4.3   Compensation and Reimbursement of Manager. The Company shall pay the Manager a management fee of $2,500 at the beginning of each fiscal quarter (the "Management Fee"). The Management Fee will be prorated for partial fiscal quarters in proportion to the number of days during the fiscal quarter in which funds are invested. The Management Fee is payment to the Manager for the management services provided to the Company. In addition, the Company shall reimburse the Manager for all ordinary, necessary, and direct expenses incurred by the Manager on behalf of the Company in carrying out the Company's business activities.

4.4   Removal of Manager. The Manager may be removed or replaced at any time, with or without cause, by the holders of two-thirds (2/3) of the Membership Interests. Following such removal or replacement, a successor Manager shall be elected by the holders of a majority of the Membership Interests.

4.5   No Personal Liability. Expect as otherwise provided in the Act, the Manager shall not be obligated personally for any debt, obligation, or liability of the Company or any Member, whether arising in contract, tort, or otherwise, solely by reason of being or acting as the Manager.

ARTICLE V

MEMBERS

5.1   Admission of New Members. New Members may be admitted from time to time (i) in connection with the issuance of Units by the Company or (ii) in connection with a Transfer of Units subject to compliance with the provisions of Article VIII. For any Person not already a Member of the Company to be admitted as a Member, such Person shall have delivered to the Company an executed signature page, attached hereto, indicating that he or she agrees to be bound by the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of other applicable conditions of Membership, including the receipt by the Company of payment for the issuance of Units, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company.

5.2   No Personal Liability. Except as otherwise provided by the Act or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company, other Members, or the Manager whether arising in contract, tort, or otherwise, solely by reason of being or acting as a Member.

5.3   Withdrawal. No member shall have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdraw or resignation or attempted withdraw or resignation by a Member before the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Units, such Person shall no longer be a Member.

5.4   No Interest in Company Property. No real or personal property of the Company shall be deemed to be owned by a Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

ARTICLE VI

INDEMNIFICATION

6.1   Right to Indemnity. If the Manager or Members were or are a party, or are threatened to be made a party, in any threatened, pending, or completed action, suit, proceeding, or investigation involving a cause of action or alleged cause of action for damages or other relief arising from or related to the business or affairs of the Company, the Company (but without recourse to the separate assets of the Manager or Member) shall indemnify the Manager or Member against all losses, costs, and expenses, including attorneys' fees, judgments, and amounts paid in settlement actually and reasonably incurred by the Manager or Member in connection with the action, suit, proceeding, or investigation. The Company may indemnify any employee or agent of the Manager or Member or the Company upon such terms and conditions, if any, as the Manager in its sole discretion considers appropriate.

6.2   Reimbursement. Expenses, including attorneys' fees, incurred by any indemnitee of the Company, including the Manager or Member, in defending an action, suit, proceeding, or investigation shall be paid by the Company as they are incurred, in advance of the final disposition of the action, suit, proceeding, or investigation, but only upon the terms and conditions as the Manager in its sole discretion determines to be appropriate.

6.3   Survival. The provisions of this Article VI shall survive the dissolution, liquidation, winding up, and termination of the Company.

ARTICLE VII

DISSOLUTION AND LIQUIDATION

7.1   Events of Dissolution; Withdrawal.   No event that would cause dissolution of a limited liability company under the Act will cause a dissolution of the Company. The Company shall be dissolved only upon the filing of a written declaration of dissolution by the Manager.

7.2   Liquidation. If the Company is dissolved pursuant to this Agreement, the Company shall be liquidated and the business and affairs of the Company shall be wound up in accordance with the applicable provisions of the Act and, in settling the accounts of the Company, the assets and other property of the Company shall be distributed in the following order of priority after all income and loss for the fiscal year of the sale has been allocated to the Members:

(a)   to the payment of all debts and liabilities of the Company, other than any loans or advances from the Members;

(b)   to the establishment of any reserves deemed necessary by the Manager for any contingent liabilities or obligations of the Company;

(c)   to the payment of any loans or advances from the Members;

(d)   to the Members.

7.3   Responsibility. Upon dissolution, the Members shall look solely to the assets of the Company for the return of their capital contributions. The winding up of the affairs of the Company and the distribution of its assets shall be conducted by the Manager, who is hereby authorized to take all actions necessary to accomplish such distribution, including, without limitation, selling any Company assets it deems necessary or appropriate to sell.

ARTICLE VIII

TRANSFERS OF MEMBERSHIP INTEREST

8.1   Restriction on Transfer. No Member shall Transfer all or any portion of his, her or its Membership Interest, except with the written consent of the Manager. No Transfer of Membership Interest to a Person not already a Member of the Company shall be deemed completed until the prospective transferee is admitted as a Member of the Company in accordance with the terms of this Agreement.

ARTICLE IX

MISCELLANEOUS

9.1   Power of Attorney. Each Member does hereby constitute and appoint the Manager, any successor Manager that may exist from time to time and, if applicable, the liquidator as such Member's true and lawful representative and attorney-in-fact, in such Member's name, place and stead to:

    (a)   make, execute, sign and file all such declarations, instruments, documents and certificates as may from time to time be required by the laws of the State of Ohio and all such other jurisdictions in which the Company shall determine to do business, or any political subdivision or agency thereof, to effectuate, implement or continue the valid subsisting existence of the Company; and

    (b)   make, execute and sign all consents, approvals, waivers, certificates and other instruments, including without limitation amendments to this Agreement, that the Manager deems appropriate or necessary to make, evidence, give, confirm or ratify any vote, consent, approval, waiver, agreement, or other action made or given by the Members under this Agreement or consistent with the terms of this Agreement or to effectuate the terms or intent of this Agreement; provided, however, that when required by any provision of this Agreement which establishes that consent or approval of the Members is required to take any action, the Manager may exercise the power of attorney made in this Section only after the necessary consent or approval by the Members is obtained.

The foregoing power of attorney is coupled with an interest and shall continue in full force and effect notwithstanding the subsequent death, incapacity, bankruptcy or dissolution of any Partner.

9.2   Books of Account. The Manager shall maintain accurate books of account for the Company and every transaction involving the Company shall be entered therein. The books of account shall be kept at the principal office of the Company.

9.3   Accounting Method. The books of account will be kept on the cash method of accounting, unless the Manager determines that another method is required or advisable.

9.4   Fiscal Year. The fiscal year of the Company is the calendar year.

9.5 **Entire Agreement**. This Agreement, together with the Articles of Organization and all related exhibits and schedules, constitutes the sole and entire agreement of the parties to this Agreement.

9.6 **Amendment**. This Agreement may only be amended in a writing signed by the Members.

9.7 **Waiver of Appraisal**. The Members expressly agrees that, in the event of their death, they waive on behalf of the Members and the Members' estate, and hereby directs the legal representative of the Members' estate and any person interested therein, to waive the furnishing of any inventory, accounting or appraisal of the assets of the Company and any right to any audit or examination of the books of the Company.

9.8 **Applicable Law**. This Agreement and the rights of the Members shall be interpreted and enforced in accordance with the laws of the State of Ohio.

9.9 **Severability**. The invalidity or unenforceability of any provision of this Agreement in any particular respect shall not affect the validity and enforceability of any other provision of this Agreement or of the same provision in any other respect.

9.10 **Reference to Statutory Provisions**. All references to statutory provisions shall be deemed to refer to corresponding provisions of subsequent law.

9.11 **Pronouns and Plurals**. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular, or plural, as the identity of the person or persons may require.

9.12 **Benefits**. This Agreement shall inure to the benefit of and shall bind the parties hereto, their heirs, executors, administrators, permitted successors, and permitted assigns.

9.13 **Counterparts**. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company has executed this Agreement effective as of the date first written above.

MJE HANDY DANDY PRODUCTIONS, LLC

By: **Milwaukee Junction Entertainment, LLC, Manager**



By: _____
Don Borza, Manager

CLASS A MEMBERS
SHOWN ON EXHIBIT A

Milwaukee Junction Entertainment, LLC, as Attorney-in-Fact



By: _____
Don Borza, Manager

CLASS B MEMBER

Milwaukee Junction Entertainment, LLC



By: _____
Don Borza, Manager

EXHIBIT A

MEMBERS SCHEDULE

Units

Class	Name of Member	Capital Contribution	Number of Units
B	Milwaukee Junction Entertainment, LLC	$100	1 Unit